                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                                 PubliCARD, Inc.
                -----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                -----------------------------------------------
                         (Title of Class of Securities)

                                    744635103
                -----------------------------------------------
                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8201
                -----------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 12, 2000
                -----------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  (Page 1 of 5)

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
       -------------------                                               -----------------
       CUSIP NO. 744635103                  SCHEDULE 13D                 PAGE 2 OF 5 PAGES
       -------------------                                               -----------------
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
1      NAMES OF REPORTING PERSONS  Jay S. Goldsmith
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                       (a) [ ]
                                                                                                                (b) [X]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS *
          PF, SC
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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                                                        [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
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                      7    SOLE VOTING POWER
     NUMBER OF             1,937,400
       SHARES         --------------------------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY        8    SHARED VOTING POWER
        EACH               14,250
     REPORTING        --------------------------------------------------------------------------------------------------
    PERSON WITH
                      9    SOLE DISPOSITIVE POWER
                           1,937,400
                      --------------------------------------------------------------------------------------------------

                      10   SHARED DISPOSITIVE POWER
                           287,875
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,225,275

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES *                                                                                              [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.61%
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14     TYPE OF REPORTING PERSON *
          IN

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                              * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        AMENDMENT NO. 12 TO SCHEDULE 13D

       This Amendment No. 12, dated May 10, 2000, to Schedule 13D (this "Statement") is filed on behalf of Jay S. Goldsmith and amends Schedule 13D filed on behalf of Mr. Goldsmith, as previously amended by Amendment No. 11 filed with the Securities and Exchange Commission on October 1, 1998 (the "Schedule 13D"), relating to the common stock, $.10 par value (the "Common Stock") of PubliCARD, Inc., a Pennsylvania corporation (the "Company").

       Item 3 of the Schedule 13D is hereby amended, and Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On the following dates, Mr. Goldsmith acquired the following numbers of shares of Common Stock at the prices set forth below:


    Date of Purchase             Number of Shares Purchased           Purchase Price Per Share
--------------------             --------------------------           ------------------------

        1/15/99(1)                         13,000                              $9.5435

         3/8/99                           125,000                               $1.50

         4/7/00                           200,000                               $2.50


       Mr. Goldsmith used his personal funds for the March 8, 1999 purchase of 125,000 shares of Common Stock disclosed above. The April 7, 2000 purchase of 200,000 shares was effected through the exercise of stock options by delivery of 72,728 shares of Common Stock with a fair market value on such date equal to the exercise price of such options.

       During the period from January 1999 through April 2000, Mr. Goldsmith acquired an aggregate of 338,000 shares of Common Stock as listed above and disposed of an aggregate of 186,149 shares of Common Stock, including 72,728 shares of Common Stock delivered to the Company in payment for the exercise price of the stock options referred to above and 77,271 shares of Common Stock disposed of pursuant to gifts. The remaining 36,150 shares were sold in open market transactions. The proceeds of this sale were used to pay taxes incurred as a result of the April 7, 2000 stock option exercise.


--------
(1)Shares were acquired by the Balfour Defined Benefits Pension Plan (the "Plan"), of which Mr. Goldsmith is a Trustee and Plan Administrator and in which Mr. Goldsmith is a participant. Mr. Goldsmith disclaims beneficial ownership of 7,280 shares of Common Stock held by the Plan (based on Mr. Goldsmith's proportionate interest in the Plan of approximately 44% as of December 31,
1998).



                                   Page 3 of 5
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       As of the close of business on the date of this Statement, Mr. Goldsmith may be deemed, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, to own beneficially 2,225,275 shares of Common Stock, including shares of Common Stock which may be acquired by Mr. Goldsmith within 60 days as follows: 341,912 shares through the exercise of stock options and 744,930 shares through the exercise of stock purchase warrants. Such shares constitute 9.61% of the 23,162,270 shares of Common Stock outstanding as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act. The shares beneficially owned also include 1,250 shares of Common Stock held by Mr. Goldsmith's spouse as to which Mr. Goldsmith may be deemed to have shared voting and investment power but disclaims beneficial ownership. In addition, the shares of Common Stock beneficially owned also include 13,000 shares of Common Stock held by the Balfour Defined Benefits Pension Plan (the "Plan"), of which Mr. Goldsmith is a Trustee and Plan Administrator and in which Mr. Goldsmith is a participant. Mr. Goldsmith has shared voting and investment power over the 13,000 shares of Common Stock, but disclaims beneficial ownership of 7,280 shares of Common Stock held by the Plan (based on Mr. Goldsmith's proportionate interest in the Plan of approximately 44% as of December 31, 1998). In addition, the shares of Common Stock beneficially owned include 273,625 shares that may be deemed to be owned beneficially by Mr. Goldsmith which are held by Balfour Investors Incorporated ("Balfour") for its clients in discretionary accounts, as to which Mr. Goldsmith disclaims beneficial ownership. Messrs. Goldsmith and Harry I. Freund are President and Chairman, respectively, and the only shareholders of Balfour. The discretionary clients of Balfour have the sole power to vote and direct the vote of the shares held in their account. Balfour and its discretionary clients have shared power to dispose of or direct the disposition of the shares held in such clients' accounts. At present, Balfour has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's Common Stock for all of its discretionary clients.

       See Item 3 above for a description of any transactions in Common Stock that were effected since November 1, 1998.

       Except as to the shares of the Company's Common Stock held by his spouse, as Trustee and Plan Administrator of the Plan and by Balfour for its discretionary clients, Mr. Goldsmith has the sole power to vote and dispose of the shares of the Company's Common Stock owned beneficially by him.


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            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this Statement is true, complete and correct.

Date:       May 10, 2000

                                                  /s/  Jay S. Goldsmith
                                                  ----------------------
                                                  Jay S. Goldsmith


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